ETFis Series Trust I

1540 Broadway, New York, New York 10036

ETF Distributors LLC

1540 Broadway, New York, New York 10036

November 21, 2016

Filed via EDGAR (CIK #0001559109)

Ms. Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Subject:	ETFis Series Trust I (the “Trust”)
(File Nos. 333-187668 and 811-22819)

Dear Ms. Dubey:

On behalf of the Trust and its principal underwriter, ETF Distributors LLC, pursuant to the requirements of Rule 461 under the Securities Act of 1933 (the “1933 Act”), we respectfully request that the effectiveness of Post-Effective Amendment No. 100 filed under the 1933 Act and Amendment No. 101 filed under the Investment Company Act of 1940 (the “1940 Act”) to the Trust’s Registration Statement on Form N-1A, relating to the InfraCap REIT Preferred ETF series of the Trust (the “Fund”), which was filed on November 21, 2016 (the “Updated Registration Statement”), be accelerated to December 2, 2016.

The Updated Registration Statement has been filed pursuant to Rule 485(a)(1) under the 1933 Act because the previous registration statement for the Fund, which was filed in Post-Effective Amendment No. 27 under the 1933 Act and Amendment No. 28 under the 1940 Act to the Trust’s Registration Statement on Form N-1A on February 6, 2015, pursuant to Rule 485(a)(2) under the 1933 Act, and declared effective on February 9, 2015 (the “Prior Registration Statement”), was not subsequently amended pursuant to Rule 8b-16 of the 1940 Act. The Updated Registration Statement contains no material changes from the Prior Registration Statement. The Fund is non-operational and does not have any shareholders.

The Updated Registration Statement relates only to the Fund and does not otherwise delete, amend, or supersede any information relating to any of the prospectuses and statements of additional information of the Trust’s other series.

Please contact Michael D. Mabry at (215) 564-8011 or Joel D. Corriero at (215) 564-8528 of Stradley Ronon Stevens & Young, LLP, counsel to the Trust, if you have any questions or need further information. Thank you for your prompt attention to this matter.

/s/ William J. Smalley	/s/ Matthew Brown
William J. Smalley	Matthew Brown
President	Principal
ETFis Series Trust I	ETF Distributors LLC

cc:	Michael D. Mabry